Netcapital Inc.

1 Lincoln Street

Boston, MA 02111

October 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Netcapital Inc.
Form S-3 Registration Statement
Filed October 18, 2022
File No. 333-267921

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Netcapital Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Wednesday, October 26, 2022, or as soon thereafter as possible.

Please notify Greg Carney of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (213) 617-4209 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

NETCAPITAL INC.

By:	/s/ Cecilia Lenk
Name:	Cecilia Lenk
Title:	Chief Executive Officer